                                                                    EXHIBIT 99.2

                              BIOVAIL CORPORATION
                              INTERIM REPORT 2000
                             SECOND QUARTER REPORT

Dear fellow shareholders

    I am pleased to report that Biovail continued its impressive performance in the second quarter of 2000 and can again report record results for the quarter and the first half of the year. These results reflect continued growth in sales as well as significant new milestones being attained.

CURRENT PRODUCTS

    Tiazac-Registered Trademark-, Biovail's once-daily diltiazem formulation continues its strong sales performance in the United States.
Tiazac-Registered Trademark- has achieved an approximate 20% share of the diltiazem market, and sales appear unaffected by the entry of generic versions of Cardizem CD and Dilacor. Further strategies are being developed by the Company and its U.S. marketing partner, Forest Laboratories, to grow the Tiazac-Registered Trademark- franchise. At this time, no generic versions of Tiazac-Registered Trademark- have been approved and competition is not anticipated until at least 2001.

    Sales of the Company's generic versions of Cardizem CD, Trental and Verelan are meeting or exceeding the expectations of Biovail and its U.S. marketing partner Teva Pharmaceuticals. In addition, two new products launched earlier this year in the United States -- the generic version of the non-steroidal anti-inflammatory Voltaren XR and the generic version of the 30mg dosage strength of the anti-hypertensive Adalat CC -- are performing well. The 60mg strength of Biovail's generic Adalat CC has been approved and will be launched later this year.

NEW PRODUCTS

    Earlier this year, the Company reported the United Kingdom launch of Nurofen Meltlets (ibuprofen) by Boots Healthcare International, the first commercial launch of a product using Biovail's patented Flash Dose-Registered Trademark-technology.

    Late in the quarter, Biovail announced the successful completion of development work on a novel controlled-release formulation of the leading SSRI anti-depressant Celexa (citalopram). H. Lundbeck, Biovail's partner and the developer of the original formulation of Celexa, has initiated Phase III clinical trials of the new formulation in Canada. Celexa is currently the best selling anti-depressant in eight countries.

    Biovail's new controlled-release formulation has a unique pharmacokinetic profile and is designed to improve patient tolerability and compliance.

    The Company's generic once-daily controlled-release version of Procardia XL, a nifedipine product used to treat angina and hypertension, recently received tentative approval from the FDA. Current annual sales in the United States of Procardia XL are approximately $522 million. Biovail plans to launch its generic version through Teva Pharmaceuticals later this year.

CRYSTAAL

    Crystaal, the Company's Canadian sales and marketing operation also performed well during the quarter and the first half of this year. Sales of Tiazac-Registered Trademark- and in-licensed anti-depressant Celexa have exceeded expectations. Crystaal currently markets six products, including the recently launched Monocor, a beta blocker for the treatment of hypertension in-licensed from Wyeth-Ayerst. In addition, four other products are in various stages of development and other in-licensing opportunities are presently under investigation.

PRODUCT PIPELINE

    Numerous products are continuing to progress through Biovail's ANDA and NDA drug development pipelines. A once-daily controlled-release formulation of Buspirone is currently in Phase III clinical trials. Work is also progressing on several other NDA products developed in cooperation with Intelligent Polymers. In addition, the Company is furthering the development of six controlled-release ANDA products, as well as eight NDA and ANDA products using Flash Dose-Registered Trademark- technology.

COMPANY DEVELOPMENTS

    There are two additional exciting developments to report in the second quarter of 2000. The first is the addition of two new senior executives to our management team. I am pleased to welcome Brian H. Crombie as Senior Vice President and Chief Financial Officer of Biovail and Michel P. Chouinard as Vice President and General Manager of Crystaal. Both these individuals bring considerable expertise and experience to their respective positions and will be instrumental in our continued progress.

    Secondly, the Company announced the formation of a new internal division called Biovail Ventures. The mandate of this new division is to investigate and identify independent drug development opportunities for the Company and to make investments (on a minority basis), in return for rights to complementary technologies and products, as well as commercialization, manufacturing and distribution rights. Several opportunities in this area are already being investigated.

FINANCIAL RESULTS

    As of January 1, 2000, Biovail began to report its financial results in accordance with U.S. GAAP, and to report its earnings per share on a diluted basis.

    Biovail once again reported record financial results for the second quarter and six months ended June 30, 2000. Revenue for the quarter and first half increased by 71% and 70% respectively to $60.4 million and $107.3 million, compared to 1999 second quarter revenue of $35.4 million and first half revenue of $63.0 million. Operating income for the second quarter was $21.4 million, a 50% increase over the second quarter 1999, and operating income for the first half was $35.6 million, a 42% increase over the same period in 1999. Net income for the second quarter 2000 was $22.3 million, or $0.31 a share on a diluted basis, a 106% increase over net income of $109.9 million, or $0.21 a share on diluted basis, for the second quarter of 1999. Income before extraordinary item for the first half of 2000 was $35.5 million, or $0.50 a share on a diluted basis. This represents a 94% increase over 1999 first half income before extraordinary item of $18.3 million, or $0.35 a share on a diluted basis.

    On behalf of the Board, I would like to thank the Company's employees for their contribution, and our shareholders for their ongoing support of our efforts.

(Signed) EUGENE MELNYK
Chairman of the Board

                              BIOVAIL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                          IN ACCORDANCE WITH U.S. GAAP
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                              JUNE 30,   DECEMBER 31,
                                                                2000         1999
                                                              --------   ------------
                                                                    (Unaudited)
ASSETS
CURRENT
  Cash and cash equivalents.................................  $447,453     $ 178,086
  Short-term investments....................................    61,675        65,893
  Accounts receivable.......................................    81,986        60,571
  Inventories...............................................    23,891        12,701
  Assets held for disposal..................................     --           20,000
  Deposits and prepaid expenses.............................     3,075         3,172
                                                              --------     ---------
                                                               618,080       340,423
LONG-TERM INVESTMENTS.......................................     1,654            12
PROPERTY, PLANT AND EQUIPMENT, net..........................    46,407        45,300
OTHER ASSETS, net...........................................    87,543        86,478
                                                              --------     ---------
                                                              $753,684     $ 472,213
                                                              ========     =========

LIABILITIES
CURRENT
  Accounts payable..........................................  $ 22,813     $  22,685
  Accrued liabilities.......................................    24,543        31,107
  Income taxes payable......................................     4,945         3,585
  Customer prepayments......................................     9,922         4,962
  Deferred tax liability....................................       336           336
  Current portion of long-term debt.........................     1,298        12,016
                                                              --------     ---------
                                                                63,857        74,691
DEFERRED TAX LIABILITY......................................     4,531         4,698
CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES....   300,000       --
LONG-TERM DEBT..............................................     --          125,488
                                                              --------     ---------
                                                               368,388       204,877
                                                              --------     ---------

SHAREHOLDERS' EQUITY
  Common shares, no par value, unlimited shares authorized,
    64,797,000 and 62,196,000 issued and outstanding at
    June 30, 2000 and December 31, 1999, respectively.......   476,363       373,962
  Warrants..................................................     8,244         8,244
  Warrant subscription receivable...........................     --           (2,287)
  Deficit...................................................   (98,399)     (113,843)
  Accumulated other comprehensive income (loss).............      (912)        1,260
                                                              --------     ---------
                                                               385,296       267,336
                                                              --------     ---------
                                                              $753,684     $ 472,213
                                                              ========     =========

                              BIOVAIL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                          IN ACCORDANCE WITH U.S. GAAP
  (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S.
                                    DOLLARS)

                                                                THREE MONTHS ENDED
                                                                     JUNE 30,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                                    (Unaudited)
REVENUE
  Product sales.............................................  $   42,362   $   24,979
  Research and development..................................      15,495        7,878
  Royalty and licensing.....................................       2,585        2,550
                                                              ----------   ----------
                                                                  60,442       35,407
                                                              ----------   ----------
EXPENSES
  Cost of goods sold........................................      13,538        7,848
  Research and development..................................      13,942        6,459
  Selling, general and administrative.......................      11,559        6,798
                                                              ----------   ----------
                                                                  39,039       21,105
                                                              ----------   ----------
OPERATING INCOME............................................      21,403       14,302
INTEREST INCOME (EXPENSES), net.............................       2,383       (2,657)
                                                              ----------   ----------
INCOME BEFORE INCOME TAXES..................................      23,786       11,645
PROVISION FOR INCOME TAXES..................................       1,444          775
                                                              ----------   ----------
INCOME BEFORE EXTRAORDINARY ITEM............................      22,342       10,870
EXTRAORDINARY ITEM -- Premium paid on early extinguishment
  of U.S. Dollar Senior Notes...............................      --           --
                                                              ----------   ----------
NET INCOME..................................................  $   22,342   $   10,870
                                                              ==========   ==========
BASIC EARNINGS (LOSS) PER SHARE
  Income before extraordinary item..........................  $     0.34   $     0.22
  Extraordinary item........................................      --           --
                                                              ----------   ----------
  Net income................................................  $     0.34   $     0.22
                                                              ==========   ==========
DILUTED EARNINGS (LOSS) PER SHARE
  Income before extraordinary item..........................  $     0.31   $     0.21
  Extraordinary item........................................      --           --
                                                              ----------   ----------
  Net income................................................  $     0.31   $     0.21
                                                              ==========   ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  Basic.....................................................  64,765,000   49,068,000
                                                              ==========   ==========
  Diluted...................................................  71,559,000   52,680,000
                                                              ==========   ==========

                              BIOVAIL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                          IN ACCORDANCE WITH U.S. GAAP
  (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S.
                                    DOLLARS)

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
                                                                    (Unaudited)
REVENUE
  Product sales.............................................  $   75,993   $   37,541
  Research and development..................................      25,996       13,955
  Royalty and licensing.....................................       5,313       11,502
                                                              ----------   ----------
                                                                 107,302       62,998
                                                              ----------   ----------
EXPENSES
  Cost of goods sold........................................      24,573       12,887
  Research and development..................................      25,708       11,783
  Selling, general and administrative.......................      21,398       13,266
                                                              ----------   ----------
                                                                  71,679       37,936
                                                              ----------   ----------
OPERATING INCOME............................................      35,623       25,062
INTEREST INCOME (EXPENSES), net.............................       2,117       (5,449)
                                                              ----------   ----------
INCOME BEFORE INCOME TAXES..................................      37,740       19,613
PROVISION FOR INCOME TAXES..................................       2,257        1,308
                                                              ----------   ----------
INCOME BEFORE EXTRAORDINARY ITEM............................      35,483       18,305
EXTRAORDINARY ITEM -- Premium paid on early extinguishment
  of U.S. Dollar Senior Notes...............................     (20,039)      --
                                                              ----------   ----------
NET INCOME..................................................  $   15,444   $   18,305
                                                              ==========   ==========
BASIC EARNINGS (LOSS) PER SHARE
  Income before extraordinary item..........................  $     0.56   $     0.37
  Extraordinary item........................................       (0.31)      --
                                                              ----------   ----------
  Net income................................................  $     0.24   $     0.37
                                                              ==========   ==========
DILUTED EARNINGS (LOSS) PER SHARE
  Income before extraordinary item..........................  $     0.50   $     0.35
  Extraordinary item........................................       (0.28)      --
                                                              ----------   ----------
  Net income................................................  $     0.22   $     0.35
                                                              ==========   ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  Basic.....................................................  63,775,000   49,068,000
                                                              ==========   ==========
  Diluted...................................................  70,925,000   52,680,000
                                                              ==========   ==========

                              BIOVAIL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          IN ACCORDANCE WITH U.S. GAAP
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                2000        1999
                                                              ---------   --------
                                                                  (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................  $  15,444   $ 18,305
  Depreciation and amortization.............................     10,018      3,154
  Deferred income tax recovery..............................       (167)     --
  Extraordinary item -- Premium paid on early extinguishment of U.S. Dollar
    Senior Notes............................................     20,039      --
  Compensation cost for employee stock options..............     --            900
                                                              ---------   --------
                                                                 45,334     22,359
CHANGE IN NON-CASH OPERATING ITEMS:
  Decrease (increase) in accounts receivable................    (22,041)     6,497
  Increase in inventories...................................    (11,517)    (4,471)
  Decrease (increase) in deposits and prepaid expenses......         97       (145)
  Decrease in accounts payable and accrued liabilities......     (7,961)    (3,259)
  Increase in income taxes payable..........................      1,320        301
  Increase in customer prepayments..........................      4,960     11,610
                                                              ---------   --------
                                                                (35,142)    10,533
                                                              ---------   --------
                                                                 10,192     32,892
                                                              ---------   --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment, net...........     (5,791)    (2,785)
  Maturity of short-term investments, net...................      4,218      --
  Acquisition of long-term investments......................     (2,285)     --
  Proceeds from assets held for disposal....................     20,000      --
  Decrease in other assets..................................        261      --
  Acquisition of product rights.............................     --         (1,811)
  Repayment of executive stock purchase plan loans..........     --             31
                                                              ---------   --------
                                                                 16,403     (4,565)
                                                              ---------   --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common shares.................................    102,822      2,088
  Repurchase of common shares...............................     --        (23,550)
  Issuance of Convertible Subordinated Preferred Equivalent
    Debentures, net of financing costs......................    289,410      --
  Repurchase of U.S. Dollar Senior Notes....................   (141,017)     --
  Reduction in other long-term debt.........................    (10,657)      (300)
  Collection of warrant subscription receivable.............      2,287      1,397
                                                              ---------   --------
                                                                242,845    (20,365)
                                                              ---------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS...............................................        (73)       117
                                                              ---------   --------
INCREASE IN CASH AND CASH EQUIVALENTS.......................    269,367      8,079

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............    178,086     78,279
                                                              ---------   --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $ 447,453   $ 86,358
                                                              =========   ========

                            SHAREHOLDER INFORMATION

HEAD OFFICE
Biovail Corporation
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

HOW TO REACH US FOR MORE INFORMATION
For additional copies of this report, the annual report on form
20-F as filed with the United States Securities and Exchange
Commission, for quarterly reports or for further information, please contact Investor Relations.

BY MAIL:
Biovail Corporation
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9


BY PHONE:                                      BY FAX:
(416) 285-6000                                 (416) 285-6499

BY E-MAIL:                                     BY WEB:
ir@biovail.com                                 www.biovail.com

                             CORPORATE INFORMATION


TRADING SYMBOLS                                            REGISTRARS AND
Common Shares:                               BVF           TRANSFER AGENTS
Common Share Warrants:                       BVFw          CIBC Mellon Trust Company
                                                           Toronto, Canada
Convertible Subordinated Preferred           BVFp          ChaseMellon Shareholder Services
Equivalent Debentures:                                     New York, New York

    THE FOLLOWING WORDS AND LOGOS ARE TRADEMARKS FOR THE COMPANY AND MAY BE REGISTERED IN CANADA, THE UNITED STATES AND CERTAIN OTHER JURISDICTIONS:
BIOVAIL, TIAZAC-REGISTERED TRADEMARK-, VIAZEM, CEFORM-REGISTERED TRADEMARK-, FLASH DOSE-REGISTERED TRADEMARK-, SHEARFORM-REGISTERED TRADEMARK- AND CRYSTAAL.

    TO THE EXTENT ANY STATEMENTS MADE IN THIS REPORT CONTAINS INFORMATION THAT IS NOT HISTORICAL, THESE STATEMENTS ARE ESSENTIALLY FORWARD-LOOKING. AS SUCH, THEY ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THE DIFFICULTY OF PREDICTING FDA AND TPP APPROVALS, ACCEPTANCE AND DEMAND FOR NEW PHARMACEUTICAL PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, NEW PRODUCT DEVELOPMENT AND LAUNCH, RELIANCE ON KEY STRATEGIC ALLIANCES, AVAILABILITY OF RAW MATERIALS, THE REGULATORY ENVIRONMENT, FLUCTUATIONS IN OPERATING RESULTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.

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            2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9

Tel (416) 285-6000 Fax (416) 285-6499